Mail Stop 3561

March 8, 2007

Laurence M. Schreiber, Executive Vice President
Advanced Refractive Technologies, Inc.
1062 Calle Negocio, Suite D
San Clemente, CA 92673

   Re: Advanced Refractive Technologies, Inc.
     Item 4.01 Form 8-K
     Filed March 6, 2007
     File No. 0-25611

Dear Mr. Schreiber:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note that your former accountant's letter dated March 5, 2007 states that they have not reviewed your interim quarterly financial statements since December 31, 2005. However, in your Form 10-QSB filings for the periods ended March 31, June 30, and September 30, 2006, we note no disclosures that the financial statements were not reviewed by an independent accountant. Please tell us whether the financial statements in each of these periodic reports were reviewed by an independent accountant as required by Item 310(b) of Regulation S-B, and if so, tell us the name of the accounting firm that performed each of these reviews. To the extent that a new accounting firm performed the reviews, tell us when you reported the engagement of this firm on Form 8-K. If the financial statements were not reviewed by an independent accountant, please amend each periodic report to state that the financial statements have not been reviewed by an

independent accountant, and tell us when you expect that a new independent accountant will be engaged, the financial statements in each periodic report will be reviewed, and the periodic reports appropriately re-amended.

As appropriate, please respond to these comments within five business days or tell us when you will respond. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Raquel Howard at (202) 551-3291.

Sincerely,

Raquel Howard
Staff Accountant

cc: Laurence M. Schreiber, Executive Vice President
        Fax: (949) 940-1301